Exhibit 11

INGREDION INCORPORATED (“Ingredion”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data)	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Average shares outstanding — Basic	76.5	76.5

Effect of dilutive securities:
Stock options and other	1.3	1.4
Average shares outstanding — Assuming dilution	77.8	77.9

Net income attributable to Ingredion	$112.7	$316.0

Net income per share of Ingredion:
Basic	$1.47	$4.13
Diluted	$1.45	$4.06